PROSPECTUS

January 31, 2004
CLASS I (INSTITUTIONAL) SHARES



Calvert INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

- Calvert Social Investment Fund (CSIF) Balanced
- CSIF Equity
- Calvert Social Index Fund
- CSIF Enhanced Equity
- Calvert Large Cap Growth
- Calvert Capital Accumulation
- Calvert World Values International Equity
- Calvert New Vision Small Cap
- CSIF Bond
- Calvert Income
- Calvert Short Duration Income

Note: Class I shares may not be available in all Funds. Please call 1-800-327-2109 for availability.

TABLE OF CONTENTS

CSIF Balanced

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisors	*Brown Capital Management, Inc.*
	SSgA Funds Management, Inc.
	Manager Discovery Program (see page 30)

Manager Discovery Program (see page 30)

Objective

CSIF Balanced seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.

Principal investment strategies

The Fund typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds. CSIF Balanced invests in a combination of stocks, bonds and money market instruments in an attempt to provide a complete investment portfolio in a single product. The Advisor rebalances the portfolio quarterly to adjust for changes in market value. The Fund is, primarily, a large cap core U.S. domestic portfolio, although it may have other investments, including some foreign stocks and mid-cap stocks. The equity portion of the Fund seeks companies that have the potential to outperform the market through exceptional growth and/or valuation improvement. The fixed income portion reflects an active trading strategy, seeking total return, and focuses on a duration target generally between the Lehman Aggregate Bond Index and the Lehman U.S. Credit Index.

Equity investments are selected by the Subadvisors, while the Advisor manages the fixed-income assets and determines the overall mix for the Fund depending upon its view of market conditions and economic outlook.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The market prices of stocks or bonds decline
- The individual stocks and bonds in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- For the fixed-income portion of the Fund, the Advisor's forecast as to interest rates is not correct
- For the fixed-income securities held in the Fund, the credit quality of the securities deteriorates, which could lead to bankruptcy. Note: securities issued by government-sponsored entities such as Fannie Mae and Freddie Mac are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. Government.
- For the foreign securities held in the Fund, there are additional risks relating to political, social, and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, the potential for foreign markets to be less liquid than U.S. markets, and the currency risk associated with securities that trade in currencies other than the U.S. dollar
- The Advisor's allocation among different sectors of the stock and bond markets does not perform as well as expected

The active trading strategy for the fixed income portion of the Fund may cause the Fund to have, relative to other balanced funds, a high amount of short-term capital gains, which are taxable to you at the ordinary income tax rate.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Russell 1000 Index, the Lehman Aggregate Bond Index, and the Lehman U.S. Credit Index. It also shows the Fund's returns compared to the Lipper Balanced Funds Average. The Fund recently changed its passive (unmanaged) index from the Lehman Aggregate Bond Index to the more closely correlated Lehman U.S. Credit Index. There have been periods when there were no shareholders in Class I. For purposes of reporting Average Annual Total Return, Class A (not offered in this prospectus) performance at NAV (i.e. does not reflect deduction of the Class A front-end sales charge) is used during these periods in which there were no shareholders in Class I. For purposes of this Average Annual Total Return, the Class A performance at NAV was used after June 30, 2003. Because Class A has higher expenses, its performance is lower than the Class I would realize in the same period. The after-tax returns are shown for Class A shares at NAV. Class I after-tax performance is not shown because it could possibly overstate after-tax Class I performance due to certain necessary assumptions about the shareholders' capital gains and losses and ability to utilize tax credits. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year CSIF Balanced Total Return

Best Quarter: (of period shown) Q2 '03;   10.00%
Worst Quarter: (of period shown) Q3 '01;   -10.47%

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
CSIF Balanced:		
Return before taxes	17.81%	2.54%
Return after taxes on distributions	16.93%	-0.92%
Return after taxes on distributions and sale of Fund shares	11.34%	-0.22%
Russell 1000 Index	29.89%	-0.20%
Lehman Aggregate Bond Index TR	4.10%	7.09%
Lehman U.S. Credit Index	7.70%	7.67%
Lipper Balanced Funds Avg.	19.09%	2.66%

[1] Since inception of Class I shares (2/28/99).

(Indices reflect no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

CSIF Equity

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*Atlanta Capital Management Company, L.L.C*

Objective

CSIF Equity seeks growth of capital through investment in stocks of issuers in industries believed to offer opportunities for potential capital appreciation and which meet the Fund's investment and social criteria.

Principal investment strategies

The Fund invests primarily in the common stocks of large-cap companies having, on average, market capitalization of at least $1 billion. Investment returns will be mostly from changes in the price of the Fund's holdings (capital appreciation).

The Subadvisor looks for growing companies with a history of steady earnings growth. Companies are selected based on the Subadvisor's opinion that the company has the ability to sustain growth through growing profitability and that the stock is favorably priced with respect to those growth expectations.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Standard & Poor's 500 Index. It also shows the Fund's returns compared to the Lipper Multi-Cap Core Funds Average. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit

for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year CSIF Equity Total Return

Best Quarter: (of period shown) Q4 '01; 15.31%
Worst Quarter: (of period shown) Q3 '02; -16.10%

Average annual total returns (as of 12•31•03)

	1 year	Since Inception[1]
CSIF Equity:		
Return before taxes	23.00%	5.98%
Return after taxes on distributions	23.00%	5.23%
Return after taxes on distributions and sale of Fund shares	14.95%	4.88%
S&P 500 Index Monthly Reinvested	28.67%	-3.90%
Lipper Multi-Cap Core Funds Avg.	29.89%	-0.38%

[1] Since inception of Class I shares (11/30/99). The month-end date of 11/30/99 is used for comparison purposes only; actual inception for Class I shares is 11/1/99. Since Inception (11/1/99): Return before taxes 6.90%; Return after taxes on distributions 6.17%; Return after taxes on distributions and sale of Fund shares 5.70%.

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

Calvert Social Index Fund

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*World Asset Management*
	a division of Munder Capital Management

Objective

Calvert Social Index Fund seeks to match the performance of the Calvert Social Index™, which measures the investment return of large- and mid-capitalization stocks.

Principal investment strategies

The Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Calvert Social Index. The Fund uses a replication index method, investing in each stock in the Index in about the same proportion as represented in the Index itself.

Calvert Social Index

The Calvert Social Index measures the performance of those companies that meet the social investment criteria selected from the universe of approximately the 1,000 largest U.S. companies, based on total market capitalization, listed on the NYSE or NASDAQ-AMEX. As of December 31, 2003, there were 650 companies in the Index, though this number will change over time due to company mergers or changes due to our evaluation of an issuer's conduct relative to the Fund's social criteria. The Index is reconstituted once a year based on an updated list of the 1000 largest companies. The Index is also reviewed quarterly to adjust for social criteria, sector weightings against the 40% limitation on exposure to any one sector, share adjustments, etc.

The socially responsible criteria are described in the section "Socially Responsible Investment Criteria". Calvert continuously evaluates the performance of companies included in the Index to ensure compliance with these criteria.

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform the stock market for any of the following reasons:

• The stock market or the Calvert Social Index goes down
• An index fund has operating expenses; a market index does not. The Fund - while expected to track its target index as closely as possible while satisfying its investment and social criteria - will not be able to match the performance of the index exactly.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Calvert Social Index. It also shows the Fund's returns compared to the Lipper Large-Cap Growth Funds Average. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Calvert Social Index Fund Total Return

Best Quarter: (of period shown) Q2 '03; 16.34%
Worst Quarter: (of period shown) Q3 '02; -17.65%

Average annual total returns (as of 12•31•03)

	1 year	Since Inception[1]
Calvert Social Index Fund		
Return before taxes	30.16%	-8.66%
Return after taxes on distributions	29.95%	-8.82%
Return after taxes on distributions and sale of Fund shares	19.60%	-7.32%
Calvert Social Index	30.85%	-8.32%
Lipper Large-Cap Core Funds Avg.	25.60%	-8.05%

[1]Since inception of Class I shares (6/30/00).

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

CSIF Enhanced Equity

| Advisor | Calvert Asset Management Company, Inc. |
| Subadvisor | SSgA Funds Management, Inc. |

Objective

CSIF Enhanced Equity seeks a total return after expenses which exceeds over time the total return of the Russell 1000 Index. It seeks to obtain this objective while maintaining risk characteristics similar to those of the Russell 1000 Index and through investments in stocks that meet the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Trustees without shareholder approval.

Principal investment strategies

The Fund invests in stocks that meet the social criteria and creates a portfolio whose characteristics closely resemble the characteristics of the Russell 1000 Index, while emphasizing the stocks which it believes offer the greatest potential of return.

The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization. The Index is adjusted, or reconstituted, annually. As of the latest reconstitution, the average market capitalization of the Russell 1000 was approximately $11 billion.

CSIF Enhanced Equity follows an enhanced index management strategy. Instead of passively holding a representative basket of securities designed to match the Russell 1000 Index, the Subadvisor actively uses a proprietary analytical model to attempt to enhance the Fund's performance, relative to the Index. The Fund may purchase stocks not in the Russell 1000 Index, but at least 65% of the Fund's total assets will be invested in stocks that are in the Index. Any investments not in the Index will meet the Fund's social screening criteria and be selected to closely mirror the Index's risk/return characteristics. The Subadvisor rebalances the Fund quarterly to maintain its relative exposure to the Index.

The first step of the investment strategy is to identify those stocks in the Russell 1000 Index which meet the Fund's social screening criteria. From this list of stocks, the Subadvisor chooses stocks that closely mirror the Index in terms of various factors such as industry weightings, capitalization, and yield. Even though certain industries may be eliminated from the Fund by the screens, the factor model permits mathematical substitutes which the Subadvisor expects to mimic the return characteristics of the missing industries and stocks.

The final step in the process is to apply the Subadvisor's proprietary valuation method which attempts to identify the stocks which have the greatest potential for superior performance. Each security identified for potential investment is ranked according to three separate measures: growth, value and momentum of market sentiment. These three measures combine to create a single composite score of each stock's attractiveness. The Fund is constructed from securities that meet its social criteria, weighted through a mathematical process that seeks to reduce risk vis-à-vis the Russell 1000 Index.

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market or the Russell 1000 Index goes down
- The individual stocks in the Fund or the enhanced equity modeling portfolio do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- The Fund has operating expenses; a market index does not. The Fund - while expected to track its target index as closely as possible while satisfying its own investment and social criteria - will not be able to match the performance of the index exactly.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund is not sponsored, sold, promoted, or endorsed by the Frank Russell Company.

Tracking the Index

The Subadvisor expects the annual tracking error, relative to the return of the Index before deducting expenses, to be within certain limits established by the Advisor and Subadvisor. The Fund's ability to track the Index will be monitored by analyzing returns to ensure that the returns are reasonably consistent with Index returns. Any deviations of realized returns from the Index which are in excess of those expected will be analyzed for sources of variance.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Russell 1000 Index. It also shows the Fund's returns compared to the Lipper Large-Cap Core Funds Average. There have been periods when there were no shareholders in Class I. For purposes of reporting Average Annual Total Return, Class A (not offered in this prospectus) performance at NAV (i.e. does not reflect deduction of the Class A front-end sales charge) is used during these periods in which there were no shareholders in Class I. For purposes of this Average Annual Total Return, the Class A performance at NAV was used after January 18, 2002. Because Class A has higher expenses, its performance is lower than the Class I would realize in the same period. The after-tax returns are shown for Class A shares at NAV. Class I after-tax performance is not shown because it could possibly over-state after-tax Class I performance due to certain necessary assumptions about the shareholders' capital gains and losses and ability to utilize tax credits. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year CSIF Enhanced Equity
Total Return

Best Quarter: (of period shown) Q4 '99;   14.72%
Worst Quarter: (of period shown) Q3 '02;   -16.05%

Average annual total returns (as of 12•31•03)

	1 year	5 years	Since Inception[1]
CSIF Enhanced Equity:			
Return before taxes	23.82%	0.95%	2.69%
Return after taxes on distributions	23.82%	0.53%	2.31%
Return after taxes on distributions and sale of Fund shares	15.48%	0.47%	2.01%
Russell 1000 Index TR	29.89%	-0.13%	1.72%
Lipper Large-Cap Core Funds Avg.	25.60%	-1.74%	-0.02%

[1]Since inception of Class I shares (4/30/98). The month-end date of 4/30/98 is used for comparison purposes only; actual Fund inception is 4/15/98. Since inception (4/15/98): Return before taxes 2.49%; Return after taxes on distributions 2.14%; Returns after taxes on distributions and sale of Fund shares 1.86%.

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

Calvert Large Cap Growth

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*Bridgeway Capital Management, Inc.*

Investment Objective

Calvert Large Cap Growth Fund seeks to exceed the stock market total return (primarily through capital appreciation) at a level of total risk roughly equal to that of the stock market over longer periods of time (three years or more). The S&P 500 Index with dividends reinvested serves as a proxy for "stock market" in this objective.

Principal Investment Strategies

The Fund invests in a diversified portfolio of common stocks of companies which meet the Fund's investment and social criteria. Under normal circumstances, the Fund will invest at least 80% of its net assets in large cap companies. The Fund defines "large cap" companies as those whose market capitalization falls within the range of the S&P 500. The Fund invests in both value and growth companies. Value stocks are those priced cheaply relative to some financial measures of worth. Growth stocks have faster increasing sales and earnings.

A secondary portfolio strategy is the use of exchange-traded, "traditional" stock index options and futures. These investments help to keep the long-term average market risk of the Fund roughly equal to the market itself. At any one point in time, however, the Fund's market exposure may be as high as 150% or as low as 50% of the market. The Advisor and Subadvisor believe that the use of these instruments is conservative; it does not try to leverage overall market risk in the long term.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform, most likely for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- The use of stock index futures and options could add to, rather than decrease, risk

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The following bar chart and table show the Fund's annual returns and its long-term performance. The chart shows how the performance of the Fund's shares has varied from year to year. The table compares the Fund's performance over time to that of the Standard & Poor's 500 Index, a widely recognized, unmanaged index of common stock prices. It also compares the Fund's performance to the Lipper Multi-Cap Growth Funds Average. Pursuant to an Agreement and Plan of Reorganization, the Social Responsibility Portfolio of Bridgeway Fund, Inc. ("Bridgeway") was reorganized into the Class I Shares of the Calvert Large Cap Growth Fund, which commenced operations on 10/31/00. Performance results prior to 10/31/00 for Class I Shares of Calvert Large Cap Growth Fund reflect the performance of Bridgeway. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Large Cap Growth Total Return

Year	Return
1995	30.27%
1996	16.21%
1997	27.51%
1998	37.79%
1999	49.36%
2000	-15.50%
2001	-18.46%
2002	-20.75%
2003	39.01%

Best Quarter: (of period shown) Q4 '99;   40.66%
Worst Quarter: (of period shown)   Q1 '01; -22.53%

Average annual total returns (as of 12•31•03)

	1 year	5 years	Since Inception[1]
Large Cap Growth:			
Return before taxes	39.01%	2.45%	11.86%
Return after taxes on distributions	39.01%	1.85%	11.14%
Return after taxes on distributions and sale of Fund shares	25.36%	1.91%	10.25%
S&P 500 Index			
Monthly Reinvested	28.67%	-0.57%	11.44%
Lipper Multi-Cap			
Growth Funds Avg.	35.34%	-1.26%	9.61%

[1] Since inception (8/31/94). The month-end date of 8/31/94 is used for comparison purposes only; actual Fund inception is 8/5/94. Since inception (8/5/94): Return before taxes 12.56%; Return after taxes on distributions and sale of Fund shares 11.84%; Return after taxes on distributions and sale of Fund shares 10.91%.

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

Calvert Capital Accumulation

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*Brown Capital Management, Inc.*

Objective

Capital Accumulation seeks to provide long-term capital appreciation by investing primarily in mid-cap stocks that meet the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Directors without shareholder approval.

Principal investment strategies -– investments are primarily in the common stocks of mid-size companies.

Returns in the Fund will be mostly from the changes in the price of the Fund's holdings (capital appreciation). The Fund currently defines mid-cap companies as those within the range of market capitalizations of the Russell Mid Cap Growth Index. Most companies in the Index have a capitalization of $500 million to $15 billion. Stocks chosen for the Fund combine growth and value characteristics or offer the opportunity to buy growth at a reasonable price.

The Subadvisor favors companies which have an above market average prospective growth rate, but sell at below market average valuations. The Subadvisor evaluates each stock in terms of its growth potential, the return for risk free investments, and the risk and reward potential for the company to determine a reasonable price for the stock.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- The possibility of greater risk by investing in medium-sized companies rather than larger, more established companies
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single stock may have greater impact on the Fund.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Russell Midcap Growth Index. It also shows the Fund's returns compared to the Lipper Mid-Cap Growth Funds Average. There have been periods during the reporting period when there were no shareholders in Class I. For purposes of reporting Average Annual Total Return, Class A (not offered in this prospectus) performance at NAV (i.e. does not reflect deduction of the Class A front-end sales charge) is used during these periods in which there were no shareholders in Class I. For purposes of this Average Annual Total Return, the Class A performance at NAV was used during the period January 18, 2002 through June 3, 2003. Because Class A has higher expenses, its performance is lower than the Class I would realize in the same period. The after-tax returns are shown for Class A shares at NAV. Class I after-tax performance is not shown because it could possibly overstate after-tax Class I performance due to certain necessary assumptions about the shareholders' capital gains and losses and ability to utilize tax credits. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Capital Accumulation
Total Return

Year	Return
2000	10.20%
2001	-23.08%
2002	-28.68%
2003	31.26%

Best Quarter: (of period shown) Q4 '01;   22.61%
Worst Quarter: (of period shown) Q3 '01; -24.74%

Average annual total returns (as of 12•31•03)

	1 year	Since Inception [1]
Capital Accumulation:		
Return before taxes	31.26%	1.50%
Return after taxes on distributions	30.55%	-0.36%
Return after taxes on distributions and sale of Fund shares	19.85%	0.22%
Russell Midcap Growth Index	42.71%	2.51%
Lipper Mid-Cap Growth Funds Avg.	35.77%	3.06%

[1] Since inception of Class I shares (2/28/99).

(Index reflects no deduction for fees, expenses or taxes.
Lipper Average reflects no deduction for taxes.)

Calvert World Values International Equity

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*Grantham, Mayo, Van Otterloo & Co., LLC*

Objective

CWVF International Equity seeks to provide a high total return consistent with reasonable risk by investing primarily in a diversified portfolio of stocks that meet the Fund's investment and social criteria.

Principal investment strategies

The Fund invests primarily in non-U.S. large cap stocks using a core investment approach. The Fund will generally hold stocks of companies from the constituent countries of Morgan Stanley Capital International (MSCI) EAFE Index, but may opportunistically invest in other countries, including some emerging markets stocks. The Subadvisor uses an investment process that focuses on deriving returns from individual stock selection (bottom-up). The Subadvisor creates original fundamental research on a broad range of non-U.S. securities and applies a set of quantitative screening models to identify stocks that are expected to provide returns that are superior to that of the benchmark. These models evaluate stocks based on fundamental valuation judgments and market activity. The Subadvisor constructs the portfolio in a manner that attempts to control the level of risk in the portfolio, relative to the benchmark, MSCI's EAFE Index.

No more than 5% of fund net assets will be invested in U.S. companies (excluding High Social Impact and Special Equities investments).

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock markets (including those outside the U.S.) go down
- The individual stocks in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, the potential for foreign markets to be less liquid than U.S. markets, and the currency risk associated with securities that trade in currencies other than the U.S. dollar.
- Investment in emerging market securities involves greater risk than that associated with investment in the foreign securities of developed foreign countries. These

risks include volatile currency exchange rates, periods of high inflation, increased risk of default, greater social, economic and political uncertainty and instability, less governmental supervision and regulation of securities markets, weaker auditing and financial reporting standards, lack of liquidity in the markets, and the significantly smaller market capitalizations of emerging market issuers.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the MCSI EAFE Index. It also shows the Fund's returns compared to the Lipper International Funds Average. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year CWVF International Equity Total Return

Year	Return
2000	-17.02%
2001	-23.22%
2002	-12.26%
2003	30.11%

Best Quarter: (of period shown) Q2 '03;   17.38%
Worst Quarter: (of period shown) Q3 '01;   -17.04%

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
CWVF International Equity:		
Return before taxes	30.11%	-0.65%
Return after taxes on distributions	29.63%	-1.34%
Return after taxes on distributions and sale of Fund shares	19.57%	-0.96%
MSCI EAFE Index GD	39.17%	0.82%
Lipper International Funds Average	34.74%	1.63%

[1] Since inception of Class I shares (2/28/99).

(Index reflects no deduction for fees, expenses or taxes.
Lipper Average reflects no deduction for taxes.)

Calvert New Vision Small Cap

Advisor	*Calvert Asset Management Company, Inc.*
Subadvisor	*Awad Asset Management, Inc.*

Objective

New Vision Small Cap seeks to provide long-term capital appreciation by investing primarily in small-cap stocks that meets the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Trustees without shareholder approval.

Principal Investment Strategies

At least 80% of the Fund's assets will be invested in the common stocks of small-cap companies. Returns in the Fund will be mostly from the changes in the price of the Fund's holdings (capital appreciation). The Fund currently defines small-cap companies as those with market capitalization of $2 billion or less at the time the Fund initially invests.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- Prices of small-cap stocks may respond to market activity differently than larger more established companies

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Russell 2000 Index. It also shows the Fund's returns compared to the Lipper Small-Cap Core Funds Average. There have been periods during the reporting period when there were no shareholders in Class I. For purposes of reporting Investment Performance, Class A (not offered in this prospectus) performance at NAV (i.e. does not reflect deduction of the Class A front-end sales charge) is used during these periods in which there were no shareholders in Class I. For purposes of this Investment Performance, the Class A performance at NAV was used during the periods January 18, 2002 through January 30, 2003, and March 12, 2003 through July 31, 2003. Because Class A has higher expenses, its performance is lower than the Class I would

realize in the same period. The after-tax returns are shown for Class A shares at NAV. Class I after-tax performance is not shown because it could possibly overstate after-tax Class I performance due to certain necessary assumptions about the shareholders' capital gains and losses and ability to utilize tax credits. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year New Vision Small Cap
Total Return

	2000	2001	2002	2003
	11.51%	8.04%	-20.98%	37.93%

Best Quarter: (of period shown) Q1 '00;   18.68%
Worst Quarter: (of period shown)   Q3 '02;   -21.69%

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception [1]
New Vision Small Cap:		
Return before taxes	37.93%	13.09%
Return after taxes on distributions	36.91%	11.34%
Return after taxes on distributions and sale of Fund shares	30.54%	10.62%
Russell 2000 Index TR	47.25%	8.98%
Lipper Small-Cap Core Funds Average	44.24%	12.46%

[1] Since inception of Class I shares (2/28/99).

(Index reflects no deduction for fees, expenses or taxes.
Lipper Average reflects no deduction for taxes.)

CSIF Bond

Advisor   *Calvert Asset Management Company, Inc.*

Objective

CSIF Bond seeks to provide as high a level of current income as is consistent with prudent investment risk and preservation of capital through investment in bonds and other straight debt securities meeting the Fund's investment and social criteria.

Principal investment strategies

The Fund uses an active strategy, seeking relative value to earn incremental income. The Fund typically invests at least 80% of its assets in fixed income securities of any quality, with at least 65% of its net assets in investment grade debt securities rated A or above.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity, and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform, for any of the following reasons:

- The market prices of bonds decline
- The individual bonds in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- The credit quality of the securities deteriorates, which could lead to bankruptcy. Note: securities issued by government-sponsored entities such as Fannie Mae and Freddie Mac are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. Government.
- The Advisor's forecast as to interest rates is not correct
- The Advisor's allocation among different sectors of the bond market does not perform as well as expected
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single bond may have greater impact on the Fund.
- The Fund may invest up to 35% of its net assets in below-investment grade bonds. They are subject to greater credit risk than investment grade bonds.

The Fund's active trading strategy may cause the Fund to have a relatively high amount of short-term capital gains, which are taxable to you at the ordinary income tax rate.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Lehman Aggregate Bond Index and the Lehman U.S. Credit Index. It also shows the Fund's returns compared to the Lipper Corporate Debt Funds A-Rated Average. The Fund recently changed its passive (unmanaged) index from the Lehman Aggregate Bond Index to the more closely correlated Lehman U.S. Credit Index. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year CSIF Bond Total Return

Year	Return
2001	14.05%
2002	6.74%
2003	8.77%

Best Quarter: (of period shown) Q1 '01; 7.83%
Worst Quarter: (of period shown) Q1 '02; -0.29%

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
CSIF Bond:		
Return before taxes	8.77%	8.73%
Return after taxes on distributions	6.39%	5.58%
Return after taxes on distributions and sale of Fund shares	5.75%	5.50%
Lehman Aggregate Bond Index TR	4.10%	8.53%
Lehman U.S. Credit Index	7.70%	9.75%
Lipper Corporate Debt Funds A-Rated Average	5.03%	7.54%

[1]Since inception of Class I shares (3/31/00).

(Index reflects no deduction for fees, expenses or taxes.
Lipper Average reflects no deduction for taxes.)

Calvert Income

Advisor   *Calvert Asset Management Company, Inc.*

Objective

Calvert Income Fund seeks to maximize income, to the extent consistent with prudent investment management and preservation of capital, through investment in bonds and other income producing securities.

Principal Investment Strategies

The Fund uses an active strategy, seeking relative value to earn incremental income. The Fund typically invests at least 65% of its net assets in investment grade debt securities.

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform, for any of the following reasons:

- The market prices of bonds decline
- The individual bonds in the Fund do not perform as well as expected, and/or the Fund's portfolio management practices might not work to achieve their desired result
- The credit quality of the securities deteriorates, which could lead to bankruptcy. Note: securities issued by government-sponsored entities such as Fannie Mae and Freddie Mac are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. Government.
- The Advisor's forecast as to interest rates is not correct.
- The Advisor's allocation among different sectors of the bond market does not perform as well as expected
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single bond may have greater impact on the Fund
- The Fund may invest up to 35% of its net assets in below-investment grade bonds. They are subject to greater credit risk than investment grade bonds.

The Fund's active trading strategy may cause the Fund to have a relatively high amount of short-term capital gains, which are taxable to you at the ordinary income tax rate.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The bar chart and table below show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Lehman Aggregate Bond Index and Lehman U.S. Credit Index. It also shows the Fund's returns compared to the Lipper Corporate Debt Funds BBB-Rated Average. The Fund recently changed its passive (unmanaged) index from the Lehman Aggregate Bond Index to the more closely correlated Lehman U.S.

Credit Index. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Calvert Income Total Return

Best Quarter: (of period shown) Q1 '01;   8.02%
Worst Quarter: (of period shown)   Q2 '00;   -0.83%

Average Annual Total Returns (as of 12•31•03)

	1 year	Since Inception[1]
Calvert Income:		
Return before taxes	14.45%	9.63%
Return after taxes on distributions	11.05%	6.05%
Return after taxes on distributions and sale of Fund shares	9.52%	5.99%
Lehman Aggregate Bond Index TR	4.10%	7.09%
Lehman U.S. Credit Index	7.70%	7.67%
Lipper Corporate Debt Funds BBB-Rated Average	8.23%	6.60%

[1] Since inception of Class I shares (2/28/99).

(Indices reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

Calvert Short Duration Income

Advisor	*Calvert Asset Management Company, Inc.*

Objective

Calvert Short Duration Income Fund seeks to maximize income to the extent consistent with prudent investment management and preservation of capital, through investment in short term bonds and with other income producing securities.

Principal investment strategies

The Fund uses an active strategy, seeking relative value to earn incremental income. The Fund typically invests at least 65% of its net assets in investment grade debt securities. Under normal circumstances, the Fund's average portfolio duration will range from one to three years. Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. Similarly, a Fund with longer average portfolio duration will be more sensitive to changes in interest rates than a Fund with a shorter average portfolio duration. Although the Fund seeks to purchase securities with independent credit ratings, there is no limit on the amount of unrated securities that may be purchased.

Principal risks

You could lose money on your investment in the Fund, or the Fund could underperform, most likely for any of the following reasons:

- The market prices of bonds decline
- The credit quality of the securities deteriorates, which could lead to bankruptcy. Note: securities issued by government-sponsored entities such as Fannie Mae and Freddie Mac are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. Government.
- The individual bonds in the Fund do not perform as well as expected
- The Advisor's forecast as to interest rates is not correct
- The Advisor's allocation among different sectors of the bond market does not perform as well as expected
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single bond may have greater impact on the Fund.
- The Fund may invest up to 35% of its net assets in below-investment grade bonds. They are subject to greater credit risk than investment grade bonds.

The Fund's active trading strategy may cause the Fund to have a relatively high amount of short-term capital gains, which are taxable to you at the ordinary income tax rate.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table

The following bar chart and table show the Fund's annual returns and its long-term performance. The table compares the Fund's performance over time to that of the Lehman 1-5 Year Credit Index. It also shows the Fund's returns compared to the Lipper Short Investment Grade Debt Funds Average. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from these shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through a tax-deferred arrangement such as a 401(k) plan or individual retirement account. The return after taxes on distributions and sale of Fund shares may be higher than the return before taxes because the calculation assumes that shareholders receive a tax benefit for capital losses incurred on the sale of their shares. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.



Year-by-Year Calvert Short Duration Income Total Return

20%

10%   9.16%

0%

-10%

-20%

                    2003

Best Quarter: (of period shown) Q2 '03;   3.41%
Worst Quarter: (of period shown)   Q3 '03;   1.37%

Average Annual Total Returns (as of 12•31•03)

	1 year	**Since Inception**[1]
Short Duration Income Fund:		
Return before taxes	9.16%	9.53%
Return after taxes on		
distributions	6.86%	7.00%
Return after taxes on		
distributions and sale		
of Fund shares	5.98%	6.61%
Lehman 1-5 Year Credit		
Index TR	5.41%	7.23%
Lipper Short Investment Grade		
Debt Funds Average	2.51%	3.60%

[1] Since inception of Class I shares (2/28/02). The month-end date of 2/28/02 is used for comparison purposes only; actual Fund inception is 2/26/02. Since inception (2/26/02) Short Duration Income Fund: Return before taxes 9.64%; Return after taxes on distributions 7.13%; Return after taxes on distributions and sale of Fund shares 6.72%.

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund. Annual Fund operating expenses are deducted from Fund assets.

CLASS I

Redemption fee[1]　　　　　　　　　　2%
(as a % of redemption proceeds)
Note: Redemption fee applies only to redemptions, including exchanges, within 5 days of purchase.

Annual fund operating expenses[2]	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Calvert Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Management fees	0.55%	0.60%	0.325%	0.70%	0.98%	0.75%	0.90%	0.85%	0.45%	0.50%	0.45%
Distribution and service (12b-1) fees	—	—	—	—	—	—	—	—	—	—	—
Other expenses	0.33%	0.10%	0.865%	0.31%	1.09%	0.48%	0.49%	0.32%	0.16%	0.07%	0.20%
Total annual fund operating expenses	0.88%	0.70%	1.19%	1.01%	2.07%	1.23%	1.39%	1.17%	0.61%	0.57%	0.65%
Fee waiver and/or expense reimbursement[3]	-0.16%	—	-0.815%	-0.20%	-0.99%	-0.37%	-0.29%	-0.25%	—	—	—
Net expenses	0.72%	—	0.375%	0.81%	1.08%	0.86%	1.10%	0.92%	—	—	—

Explanation of Fees and Expenses Table

[1] The redemption fee applies to redemptions, including exchanges, within 5 days of purchase. The fee will not be charged directly on certain retirement platforms and other similar omnibus-type accounts but rather on their participants by the subtransfer agent and remitted to the Fund. Accounts of foundations, endowments, state and local governments, and those that use consultants are excluded from the Class I redemption fee. The fee is deducted from your redemption proceeds. It is payable to the Fund. This fee is to ensure that the portfolio trading costs are borne by investors making the transactions and not by shareholders already in the Fund.

[2] Expenses are based on the Fund's most recent fiscal year unless otherwise indicated. Expenses for CSIF Balanced, CSIF Enhanced Equity, Capital Accumulation, and Calvert New Vision Small Cap are based on estimates for the upcoming fiscal year. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), or in the case of Calvert Large Cap Growth, the Fund, to the Subadvisor, and the administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. The sub-advisory fees for Calvert Large Cap Growth are subject to a performance adjustment, which could cause the fee to be as high as 0.70% or as low as 0.20%, depending on the Fund's performance relative to the S&P 500 Index.

[3] Calvert has agreed to contractually limit net annual Fund operating expenses for all of the Funds' Class I shares (other than CSIF Equity, CSIF Bond, Calvert Income and Calvert Short Duration Income) through January 31, 2005. The contractual expense cap is shown as "Net expenses", except for Calvert Large Cap Growth whose cap is 0.90%, exclusive of any performance fee adjustment. The amount shown in the table reflects a positive 0.18% performance fee adjustment. Calvert has further agreed to limit annual Fund operating expenses for Calvert Large Cap Growth at 1.50% through January 31, 2014. For the purposes of this expense limit, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, taxes and capital items. The Fund has an expense offset arrangement with the custodian bank whereby the custodian and transfer agent fees may be paid indirectly by credits on the Fund's uninvested cash balances. These credits are used to reduce the Fund's expenses.

Example

This example is intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds.

The example assumes that:

• You invest $1,000,000 in the Fund for the time periods indicated;
• Your investment has a 5% return each year;
• You redeem all shares at the end of the periods; and
• The Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be as follows if the Class I shares are held for 1, 3, 5 or 10 years:

	1 year	3 years	5 years	10 years
CSIF Balanced	$7,354	$26,471	$47,196	$106,958
CSIF Equity	7,151	22,387	38,962	87,054
Calvert Social Index Fund	3,837	29,695	57,562	137,066
CSIF Enhanced Equity	8,270	30,164	53,841	121,810
Calvert Large Cap Growth	11,012	43,288	77,864	175,464
Capital Accumulation	8,778	35,371	64,008	145,596
CWVF International Equity	11,215	41,151	73,288	164,347
Calvert New Vision Small Cap	9,388	34,684	61,955	139,815
CSIF Bond	6,234	19,535	34,029	76,213
Calvert Income	5,826	18,265	31,829	71,362
Calvert Short Duration Income	6,641	20,803	36,224	81,043

INVESTMENT PRACTICES AND RISKS

The most concise description of each Fund's principal investment strategies and associated risks is under the earlier summary for each Fund. The Funds are also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques summarized earlier, along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows each Fund's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Fund's annual/semi-annual reports.

Key to Table

✪	Fund currently uses as a principal investment practice
❏	Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
✘	Not permitted
xN	Allowed up to x% of Fund's net assets
xT	Allowed up to x% of Fund's total assets
N/A	not applicable to this type of fund

Investment Practices

	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds and higher transaction costs, such as commissions and custodian and settlement fees, and may increase your tax liability. **Risks: Opportunity, Market and Transaction.**	✪	❏	❏	❏	❏	❏	❏	❏	✪	✪	✪
Temporary Defensive Positions. During adverse market, economic or political conditions, the Fund may depart from its principal investment strategies by increasing its investment in short-term interest-bearing securities. During times of any temporary defensive position, a Fund may not be able to achieve its investment objective. **Risks: Opportunity.**	❏	❏	❏	❏	❏	❏	❏	❏	❏	❏	❏

Hedging Strategies. The use of short sales of U.S. Treasury securities for the limited purpose of hedging the Fund's duration (duration is a measure of the interest rate-sensitivity of the Fund). Any short sales are "covered" with an equivalent amount of high quality, liquid securities. This technique is intended to lower the Fund's interest rate risk. **Risks: Correlation, Management and Opportunity.**

Conventional Securities
Stocks in General
The Fund is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Fund is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.**

Foreign securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. For funds that may invest in debt, this includes debt instruments denominated in other currencies such as Eurobonds. **Risks: Market, Currency, Transaction, Liquidity, Information and Political.**

Small cap stocks. Investing in small companies involves greater risk than with more established companies. Small cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. **Risks: Market, Liquidity and Information.**

	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Hedging Strategies	✗	✗	✗	✗	✗	✗	✗	✗	✗	✪	✪
Stocks in General	✪	✪	✪	✪	✪	✪	✪	✪	N/A	❑	N/A
Foreign securities	25N	25N	5T[1]	✗	10N	25N	✪	15T[2]	25N	30N	30N
Small cap stocks	❑	❑	❑	N/A	❑	❑	❑	✪	N/A	N/A	N/A

	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. **Risks: Interest Rate, Market and Credit.**	✪	❏	N/A	N/A	❏	❏ (35N)	❏ (35N)	❏	✪	✪	✪
Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds are considered junk bonds. They are subject to greater credit risk than investment grade bonds. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	20N[3]	20N[3]	N/A	N/A	20N	10N[3]	5N[3]	5N[3]	35N[3]	35N	35N
Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	✪	❏	❏	N/A	❏	❏	❏	❏	✪	✪	✪
Illiquid securities. Securities which cannot be readily sold because there is no active market. Special Equities (venture capital private placements) and High Social Impact Investments are illiquid. **Risks: Liquidity, Market and Transaction.**	15N	15N	15N	15N	15N	15N	15N	15N	15N	15N	15N
Initial Public Offerings ("IPOs") IPOs are newly issued securities that may have volatile prices due to speculation and the lack of any established long term price history. Accordingly, IPOs and other volatile investments may magnify the performance impact when the Fund assets are small or when the Fund contains a significant amount of such investments. Currently, there is no limit on the amount of IPOs that may be purchased by the Fund provided such purchases are within the Fund's stated objectives and guidelines. Fund performance driven by IPO purchases may not continue if assets grow or IPO Fund trading changes. **Risks: Market.**	❏	❏	N/A	N/A	❏	❏	❏	❏	N/A	N/A	N/A

	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Unleveraged Derivative Securities											
Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. **Risks: Credit, Interest Rate and Liquidity.**	✪	❑	N/A	N/A	❑	❑	❑	❑	✪	✪	✪
Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). **Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.**	✪	❑	N/A	N/A	❑	❑	❑	❑	✪	✪	✪
Participation interests. Securities representing an interest in another security or in bank loans. **Risks: Credit, Interest Rate and Liquidity.**	❑	❑	N/A	N/A	❑	❑	❑	❑	❑	❑	❑
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. **Risks: Currency, Leverage, Correlation, Liquidity and Opportunity.**	❑	❑	N/A	N/A	❑	5T	5T	✗	❑	5T	❑ (5T)
Leveraged Derivative Instruments											
Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. In the case of selling (writing) options, the Fund will write call options only if it already owns the security (if it is "covered"). **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.**	5T[4]	5T[4]	N/A	5T[4]	5T[4]	5T[4]	5T[4]	5T[4]	5T[4]	❑	❑

	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Bond	Calvert Income	Calvert Short Duration Income
Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.**	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]	5N[5]
Structured securities. Indexed and/or leveraged mortgage-backed and other debt securities, including principal-only and interest-only securities, leveraged floating rate securities, and others. These securities tend to be highly sensitive to interest rate movements and their performance may not correlate to these movements in a conventional fashion. **Risks: Credit, Interest Rate, Extension, Prepayment, Market, Leverage, Liquidity and Correlation.**	❑	N/A	N/A	N/A	N/A	❑	N/A	N/A	❑	❑	❑

1 Calvert Social Index Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of holding all of the stocks that comprise the Index. The Index (and hence the Fund) may include securities issued by companies located outside the U.S. but only if they are traded primarily on the NYSE or AMEX/NASDAQ.

2 New Vision Small Cap may invest only in American Depository Receipts (ADRs) — dollar-denominated receipts representing shares of a foreign issuer. ADRs are traded on US exchanges. See the SAI.

3 Excludes any high social impact investments.

4 Based on net premium payments.

5 Based on initial margin required to establish the position.

The Funds have additional investment policies and restrictions (for example, repurchase agreements, borrowing, pledging, reverse repurchase agreements, securities lending, when-issued securities, swap agreements and short sales.) These policies and restrictions are discussed in the SAI.

Types of Investment Risk

Correlation risk

This occurs when a Fund "hedges"- uses one investment to offset the Fund's position in another. If the two investments do not behave in relation to one another the way Fund managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk

The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk

Currency risk occurs when a Fund buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Fund's investments are converted to U.S. dollars.

Extension risk

The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk

The risk that information about a security or issuer or the market might not be available, complete, accurate, or comparable.

Interest rate risk

The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk

The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk

The risk that occurs when investments cannot be readily sold. A Fund may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk

The risk that a Fund's portfolio management practices might not work to achieve their desired result.

Market risk

The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk

The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk

The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk

The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Fund must then reinvest those assets at the current market rate, which may be lower.

Transaction risk

The risk that a Fund may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

What is Indexing? (Calvert Social Index Fund)

An index is an unmanaged group of securities whose overall performance is used as a standard to measure investment performance. An index (or "passively managed") fund tries to match, as closely as possible, the performance of an established target index.

Index funds are not actively managed by investment advisors who buy and sell securities based on research and analysis in an attempt to outperform a particular benchmark or the market as a whole. Rather, index funds simply attempt to mirror what the target index does, for better or for worse. The socially responsible criteria used by the Calvert Social Index may result in economic sector weightings that are significantly different from those of the overall market.

To track its target index as closely as possible, the Calvert Social Index Fund attempts to remain fully invested in stocks. To help stay fully invested, and to reduce transaction costs, the Fund may invest, to a limited extent in stock futures contracts, or other registered investment companies. The Fund may purchase U.S. Treasury securities in connection with its hedging activities.

The Fund uses a replication method of indexing. If assets should ever decline to below $20 million, it may use the sampling method.

Although index funds, by their nature tend to be tax-efficient investment vehicles, the Fund generally is managed without regard to tax ramifications.

INVESTMENT SELECTION PROCESS (not applicable to Calvert Income Fund and Calvert Short Duration Income Fund)

Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria.

Potential investments for a Fund are first selected for financial soundness and then evaluated according to that Fund's social criteria. To the greatest extent possible, the Funds seek to invest in companies that exhibit positive accomplishments with respect to one or more of the social criteria. Investments for all Funds must meet the minimum standards for all its financial and social criteria.

Although each Fund's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, Calvert and the Subadvisors of the Funds believe there are sufficient investment opportunities to permit full investment among issuers which satisfy each Fund's investment and social objectives.

The selection of an investment by a Fund does not constitute endorsement or validation by that Fund, nor does the exclusion of an investment necessarily reflect failure to satisfy the Fund's social criteria. Investors are invited to send a brief description of companies they believe might be suitable for investment.

Socially Responsible Investment Criteria

The Funds invest in accordance with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. In addition, we believe that there are long-term benefits in an investment philosophy that demonstrates concern for the environment, labor relations, human rights and community relations. Those enterprises that exhibit a social awareness in these issues should be better prepared to meet future societal needs. By responding to social concerns, these enterprises should not only avoid the liability that may be incurred when a product or service is determined to have a negative social impact or has outlived its usefulness, but also be better positioned to develop opportunities to make a profitable contribution to society. These enterprises should be ready to respond to external demands and ensure that over the longer term they will be viable to seek to provide a positive return to both investors and society as a whole.

Each Fund has developed social investment criteria, detailed below. These criteria represent standards of behavior which few, if any, organizations totally satisfy. As a matter of practice, evaluation of a particular organization in the context of these criteria will involve subjective judgment by Calvert and the Subadvisors. All social criteria may be changed by the Board of Trustees/Directors without shareholder approval.

CSIF Portfolios, Calvert Capital Accumulation, Calvert Social Index Fund, Calvert Large Cap Growth, and Calvert New Vision Small Cap:

The Funds seek to invest in companies that:

• Have good environmental compliance and performance records, develop and market innovative products and services, and embrace and advance sustainable development.

• Provide safe and healthy work environments; negotiate fairly with their workers; treat their employees with dignity and respect; and provide opportunities for women, minorities, and others who have been discriminated against or denied equal opportunities.

• Are responsible corporate citizens abroad, as well as at home, by developing and observing appropriate human rights standards.

• Respect indigenous peoples and their territories, cultures, environment, and livelihood.

• Produce or market products and services that are safe and enhance the health or quality of life of consumers.

• Contribute to the quality of life in the communities where they operate, such as through corporate philanthropy and employee volunteerism.

The Funds seek to avoid investing in companies that:

• Are the subject of serious labor related actions by federal, state or local regulatory agencies.

• Have recent significant environmental fines or violations; are significantly responsible for environmental accidents; or own or operate nuclear power plants or have substantial contracts to supply key components in the nuclear power process.

• Have serious and persistent human rights problems or directly support governments that systematically deny human rights.

• Have a pattern and practice of violating the rights of indigenous peoples.

- Have harmful or unethical business practices.
- Develop genetically-modified organisms for environmental release without countervailing social benefits such as demonstrating leadership in promoting safety, labeling, protection of indigenous rights, the interests of organic farmers and the interests of developing countries generally.

- Abuse animals, cause unnecessary suffering and death of animals, or whose operations involve the exploitation or mistreatment of animals.

- Manufacture tobacco products.

- Are significantly involved in the manufacture of weapons.

- Are significantly involved in the manufacture of alcoholic beverages.

- Have direct involvement in gambling operations.

With respect to U.S. government securities, CSIF invests primarily in debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government whose purposes further, or are compatible with, the Fund's social criteria, such as obligations of the Student Loan Marketing Association, rather than general obligations of the U.S. Government, such as Treasury securities.

Calvert World Values International Equity

The spirit of CWVF International Equity's social criteria is similar to CSIF, but the application of the social analysis is significantly different. International investing brings unique challenges in terms of corporate disclosure, regulatory structures, environmental standards, and differing national and cultural priorities. Due to these factors, the CWVF International Equity social investment standards are less stringent than those of CSIF.

CWVF International Equity seeks to invest in companies that:

- Take positive steps to improve environmental management and performance, and provide innovative and forward-looking solutions to environmental problems through their products and services.

- Have positive labor practices, including hiring and promoting women and ethnic minorities; respecting the right to form unions and bargain collectively; complying, at a minimum, with domestic hour and wage laws; and providing good health and safety standards. We consider the International Labor Organization's basic conventions on worker rights as a guideline for our labor criteria.

- Are responsible corporate citizens abroad, as well as at home, by developing and observing appropriate human rights standards.

- Respect indigenous peoples and their territories, cultures, environment, and livelihood.

- Produce or market products and services that are safe and enhance the health or quality of life of consumers.

- Contribute to the quality of life in the communities where they operate, such as through corporate philanthropy and employee volunteerism.

CWVF International Equity seeks to avoid investing in companies that:

- Directly contribute to the systematic denial of basic human rights.

- Demonstrate a pattern of employing forced, compulsory or child labor.

- Have poor environmental records, do not comply with local environmental regulations or, in our judgment, significantly contribute to environmental problems, regardless of local compliance; or own or operate nuclear power plants or have substantial contracts to supply key components in the nuclear power process.

- Have harmful or unethical business practices.

- Develop genetically-modified organisms for environmental release without countervailing social benefits such as demonstrating leadership in promoting safety, labeling, protection of indigenous rights, the interests of organic farmers and the interests of developing countries generally.

- Derive more than 10% of revenues from the production of weapons systems.

- Derive more than 10% of revenues from the production of tobacco or alcohol products.

Special Investment Programs
As part of Calvert's and our shareholders' ongoing commitment to providing and fostering innovative initiatives, the various Funds invest a small percentage of their respective assets in special investment programs – High Social Impact Investments, Special Equities, and the Calvert Manager Discovery Program. Each Fund remains committed to delivering financial performance and societal impact. The amount invested by any one Fund in these programs together ranged from 0.34% to 5.69% of assets, as of September 30, 2003.

High Social Impact Investments
CSIF Balanced, Bond and Equity, Calvert World Values International Equity, Capital Accumulation, New Vision Small Cap, Calvert Social Index Fund, and Large Cap Growth

High Social Impact Investments is a program that targets a percentage of the Fund's assets (up to 1% for each of CSIF Balanced, CSIF Equity and CSIF Bond, Calvert Social Index Fund, Large Cap Growth and New Vision Small Cap and up to 3% for each of CWVF International Equity and Capital Accumulation) to directly support the growth of community-based organizations for the purposes of promoting business creation, housing development, and economic and social development of urban and rural communities. These types of investments offer a rate of return below the then-prevailing market rate, and are considered illiquid, unrated and below-investment grade. They also involve a greater risk of default or price decline than investment grade securities. However, they have a significant social return by making a tremendous difference in our local communities. High Social Impact Investments are valued under the direction and control of the Funds' Boards.

Pursuant to an exemptive order, the Funds invest those assets allocated for investment in high social impact investments through the purchase of Community Investment Notes from the Calvert Social Investment Foundation. The Calvert Social Investment Foundation is a non-profit organization, legally distinct from Calvert, organized as a charitable and educational foundation for the purpose of increasing public awareness and knowledge of the concept of socially responsible investing. It has instituted the Calvert Community Investments program to raise assets from individual and institutional investors and then invest these assets directly in non-profit or not-for-profit community development organizations and community development banks that focus on low income housing, economic development and business development in urban and rural communities. The Funds may also invest directly in high social impact issuers.

Investments in High Social Impact Investments may hinder the Calvert Social Index Fund's ability to track the Index. For this reason, the Fund limits the amount of such investments to only 1% of Fund assets, and will not engage in this program until reaching $50 million in assets.

Special Equities
CSIF Balanced, CSIF Equity, Calvert World Values International Equity, and Capital Accumulation

each have a Special Equities investment program that allows the Fund to promote especially promising approaches to social goals through privately placed investments. The investments are generally venture capital privately placed investments in small, untried enterprises. These include pre-IPO companies and private funds. The Special Equities Committee of each Fund identifies, evaluates, and selects the Special Equities investments. Special Equities involve a high degree of risk – they are subject to liquidity, information, and if a debt investment, credit risk. Special Equities are valued under the direction and control of the Funds' Boards. The Calvert Social Index Fund may engage in this program upon reaching $50 million in assets. Special Equities investments are limited to only 1% of the Calvert Social Index Fund's assets, and to 10% of the assets of each of CSIF Balanced, CSIF Equity, CWVF International Equity, and Capital Accumulation.

Manager Discovery Program
As part of Calvert's and CSIF shareholders' ongoing commitment to promoting equal opportunity, Calvert has introduced the Manager Discovery Program as a component of the CSIF Balanced Portfolio. The program allocates up to 5% of the CSIF Balanced Portfolio assets to strong performing yet often overlooked minority and women-owned money management firms. These firms must have a proven track record and investment discipline that mirror the investment objectives of the CSIF Balanced Portfolio. The Manager Discovery Program brings a dynamic new perspective to the Portfolio, while maintaining Calvert's long-standing commitment to seeking financial performance and societal impact.

Shareholder Advocacy and Social Responsibility
As the Fund's investment advisor, Calvert takes a proactive role to make a tangible positive contribution to our society and that of future generations. Calvert seeks to positively influence corporate behavior through its role as a shareholder by pushing companies toward higher standards of social and environmental responsibility. Calvert's activities may include but are not limited to:

Dialogue with companies
Calvert regularly initiates dialogue with management as part of its social research process. After the Fund has become a shareholder, Calvert often continues its dialogue with management through phone calls, letters and in-person meetings. Through its interaction, Calvert learns about management's successes and challenges and presses for improvement on issues of concern.

Proxy voting
As a shareholder in the various portfolio companies, the Fund is guaranteed an opportunity each year to express its views on issues of corporate governance and social responsibility at annual stockholder meetings. Calvert takes its voting responsibility seriously and votes all proxies consistent with the financial and social objectives of the Fund.

Shareholder resolutions
Calvert proposes resolutions on a variety of social issues. It files shareholder resolutions when its dialogue with corporate management proves unsuccessful to encourage a company to take action. In most cases, Calvert's efforts have led to negotiated settlements with positive results for shareholders and companies alike. For example, one of its shareholder resolutions resulted in the company's first-ever disclosure of its equal employment policies, programs and workforce demographics.

About Calvert

CALVERT ASSET MANAGEMENT COMPANY, INC. (Calvert), 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814, is the Funds' investment advisor. Calvert provides the Funds with investment supervision and management and office space; furnishes executive and other personnel to the Funds, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of Calvert. It has been managing mutual fund portfolios since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2003, Calvert had over $9.5 billion in assets under management.

Steven Falci serves as Calvert's Chief Investment Officer, Equities and oversees the investment strategy and management of all Calvert equity and balanced portfolios. This is Mr. Falci's 17th year in the securities industry. Calvert uses a team approach to its management of the fixed-income portfolios. Gregory Habeeb heads this team for Calvert's taxable fixed-income portfolios. Mr. Habeeb has over 20 years of experience as an analyst, trader, and portfolio manager. Matt Nottingham, CFA, is also a member of the fixed-income management team. Mr. Nottingham has 8 years of experience as an analyst, trader, and portfolio manager.

Subadvisors and Portfolio Managers

BROWN CAPITAL MANAGEMENT, INC., 1201 North Calvert Street, Baltimore, Maryland 21202, has managed part of the equity investments of CSIF Balanced since 1996, and Capital Accumulation since 1994. In 1997, Brown Capital became the sole Subadvisor for Capital Accumulation. It uses a bottom-up approach that incorporates growth-adjusted price earnings, concentrating on mid-/large-cap growth stocks.

Eddie C. Brown, founder and President of Brown Capital Management, Inc., heads the portfolio management team for Capital Accumulation and Brown Capital's portion of CSIF Balanced. He brings over 24 years of management experience to the Funds, and has held positions with T. Rowe Price Associates and Irwing Management Company.

SSgA FUNDS MANAGEMENT, INC. (SSgA FM), One Lincoln Street, Boston, MA 02111, is a subsidiary of State Street Corporation. SSgA FM is an adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. SSgA FM is the successor to State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company.

SSgA FM's portfolio management team for both CSIF Enhanced Equity and CSIF Balanced is headed by senior portfolio manager, Arlene Rockefeller, CFA. Arlene is a Senior Principal of State Street Global Advisors and heads the Global Enhanced Equities Group. Arlene specializes in portfolio construction, risk control, and implementation of enhanced equity portfolios. Arlene is a member of the SSgA Investment Committee, the Investment Board of the Tuckerman Group, and a member of the Senior Management Group. Arlene joined SSgA in 1982 with 5 years of experience in investment research.
Arlene holds a Bachelors degree in Statistics and a Masters degree in Informational Science from the University of Chicago. She also holds a Masters of Business Administration degree, with honors, from Boston University and is a Chartered Financial Analyst.

ATLANTA CAPITAL MANAGEMENT COMPANY, LLC, Two Midtown Plaza, Suite 1600, 1349 West Peachtree Street, Atlanta, GA 30309, has managed CSIF Equity since September 1998.

Daniel W. Boone, III, C.F.A. heads the Atlanta portfolio management team for CSIF Equity. He is a senior Partner and senior investment professional for Atlanta Capital. He has been with the firm since 1976. He specializes in equity portfolio management and research. Before joining the firm, he held positions with the international firm of Lazard, Freres in New York, and Wellington Management Company. Mr. Boone has earned a MBA from the Wharton School of University of Pennsylvania, where he graduated with distinction, and a B.A. from Davidson College.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC (GMO); 40 Rowes Wharf, Boston, Massachusetts, 02110 has managed the Calvert World Values International Equity Fund since 2002.

Thomas Hancock and Christopher M. Darnell co-head the portfolio management team for the Portfolio. Mr. Hancock joined the firm in 1995, serving as a research analyst. He became a member of the firm in 2000 and is currently engaged in global quantitative equities portfolio management. Prior to joining the firm, he was a research scientist at Siemens and a software engineer at IBM. Mr. Hancock attended Rensselaer Polytechnic Institute (B.S.) and Harvard University (Ph.D.).

Mr. Darnell joined the firm in 1979, serving as a research analyst. He became a member of the firm in 1984 and Head of Quantitative Research in 1996. He has also served as Chief Investment Officer of Quantitative Investment Products

and Chairman of the U.S. Equity Investment Policy Group at GMO. Prior to joining the firm, Mr. Darnell attended Yale University (B.A.) and Harvard University (M.B.A.).

....

AWAD ASSET MANAGEMENT, INC. (AWAD), 250 Park Avenue, New York, NY 10177, a subsidiary of Raymond James & Associates, has managed the New Vision Small Cap Fund since 1997. The firm specializes in the management of small-capitalization growth stocks. They emphasize a growth-at-a-reasonable-price investment philosophy.

James Awad, President of Awad, founded the firm in 1992. He heads the portfolio management team for New Vision Small Cap. Mr. Awad has more than 30 years experience in the investment business, holding positions with firms such as Neuberger & Berman and First Investors Corporation.

....

BRIDGEWAY CAPITAL MANAGEMENT, INC., 5615 Kirby Drive, Suite 518, Houston Texas 77005-2448, has managed Calvert Large Cap Growth (previously the Bridgeway Fund, Inc. Social Responsibility Portfolio) since its inception in 1994. John Montgomery, founder and President of Bridgeway Capital Management, Inc., is responsible for selecting the securities that the Fund purchases and sells. Mr. Montgomery holds bachelor degrees from Swarthmore College in both engineering and philosophy and graduate degrees from MIT and Harvard Business School. He worked with computer modeling and quantitative methods as a research engineer at MIT in the late 70's. Later, as a student at Harvard, he investigated methods to apply modeling to portfolio management. Mr. Montgomery began applying these methods to his own investments in 1985. He left the transportation industry at the end of 1991 to perform full time research on his investment models.

....

WORLD ASSET MANAGEMENT, LLC, 255 E. Brown St., Birmingham, MI 48009, is the Subadvisor for Calvert Social Index Fund. It has been in the index business since the mid 1970s and specializes in passive portfolio management technique. It has managed the Fund since inception.

....

PROFIT INVESTMENT MANAGEMENT, 8720 Georgia Avenue, Suite 808, Silver Spring, Maryland 20910, manages a portion of the equity assets of CSIF Balanced Portfolio. Profit is a part of Calvert's Manager Discovery Program.

Eugene A. Profit founded Profit Investment Management in 1996. He serves as president and chief investment officer, as well as portfolio manager of the Profit Value Fund. He holds a BA in economics from Yale University.

....

Each of the Funds has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Trustees/Directors, to enter into and materially amend contracts with the Fund's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

The following table shows the aggregate annual advisory fee paid by each Fund for the most recent fiscal year as a percentage of that Fund's average daily net assets. This figure is the total of all advisory fees (paid to Calvert) and subadvisory fees (paid to applicable subadvisor, if any, by Calvert or the Fund.) Note, the advisory fee does not include administrative services fees.

CSIF Balanced	.425%
CSIF Equity	.50%
Calvert Social Index Fund	.225%
CSIF Enhanced Equity	.60%[1]
Calvert Large Cap Growth	.88%[2]
Capital Accumulation	.65%
CWVF International Equity	.75%
Calvert New Vision Small Cap	.75%
CSIF Bond	.35%
Calvert Income	.40%
Calvert Short Duration Income	.35%

1 CSIF Enhanced Equity Class I did not have investors during the past fiscal year. The contractual Advisory Fee for the Fund is .60%.

2 This includes a 0.45% subadvisory fee the Fund pays directly to the Subadvisor. The Subadvisor may earn (or have its base fee reduced by) a performance adjustment of plus or minus 0.25%, based on the extent to which performance of the Fund exceeds or trails the index against which it is measured.

HOW TO OPEN AN ACCOUNT

Complete and sign an application for each new account. Be sure to specify Class I. All purchases must be made by bankwire in U.S. dollars. **For more information and wire instructions, call Calvert at 800-327-2109.**

Minimum To Open an Account: $1,000,000 per Fund. The $1 million initial investment may be waived for certain institutional accounts, where it is believed to be in the best interest of the Fund and its shareholders (for example, where the investment in question would permit a previously closed Class I in a Portfolio to reopen, at no additional expense to other Classes in the Portfolio, or where the Class I investor has agreed to make additional Class I investments within a reasonable amount of time).

Federal regulations require all financial institutions to obtain, verify and record information that identifies each person who opens an account. The Fund requires your name, date of birth, residential street address or principal place of business, social security number, employer identification number or other governmental issued identification when you open an account in order to verify your identity. The Fund may place limits on account transactions while it is in the process of attempting to verify your identity. If the Fund is unable to verify your identity, the Fund may be required to redeem your shares and close your account.

....

IMPORTANT - HOW SHARES ARE PRICED

The price of shares is based on each Fund's net asset value ("NAV"). NAV is computed by adding the value of a Fund's holdings plus other assets, subtracting liabilities, and then dividing the result by the number of shares outstanding. If a Fund has more than one class of shares, the NAV of each class will be different, depending on the number of shares outstanding for each class.

Portfolio securities and other assets are valued based on market quotations. If market quotations are not readily available, securities are valued by a method that the Fund's Board of Trustees/Directors believes accurately reflects fair value. Foreign securities are valued based on quotations from the principal market in which such securities are normally traded. If events occur after the close of the principal market in which foreign securities are traded, and before the close of business of the Fund, that are expected to materially affect the value of those securities, then they are valued at their fair value taking these events into account.

The NAV is calculated as of the close of each business day, which coincides with the closing of the regular session of the New York Stock Exchange ("NYSE") (generally 4 p.m. ET), and at such other times as may be necessary or appropriate. Each Fund is open for business each day the NYSE is open. Please note that there are some federal holidays, however, such as Columbus Day and Veteran's Day, when the NYSE is open and the Fund is open but purchases cannot be made due to the closure of the banking system.

Some Funds hold securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. These Funds do not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Fund's shares may change on days when you will not be able to buy or sell your shares.

WHEN YOUR ACCOUNT WILL BE CREDITED

Your purchase will be processed at the next NAV calculated after your order is received in good order. Each Fund reserves the right to suspend the offering of shares for a period of time or to reject any specific purchase order. All purchases will be confirmed and credited to your account in full and fractional shares (rounded to the nearest 1/1000th of a share).

OTHER CALVERT FEATURES / POLICIES

CALVERT INFORMATION NETWORK

For 24 hour performance and account information call **800-368-2745 or visit www.calvert.com**

You can obtain current performance and pricing information, verify account balances, and authorize certain transactions with the convenience of one phone call, 24 hours a day.

Note: The information on our website is not incorporated by reference into this prospectus; our website address is included as an inactive textual reference only.

TELEPHONE TRANSACTIONS

You may purchase, redeem, or exchange shares and wire funds by telephone if you have pre-authorized service instructions.

You receive telephone privileges automatically when you open your account unless you elect otherwise. For our mutual protection, the Fund, the shareholder servicing agent and their affiliates use precautions such as verifying shareholder identity and recording telephone calls to confirm instructions given by phone. A confirmation statement is sent for most transactions; please review this statement and verify the accuracy of your transaction immediately.

EXCHANGES

Calvert offers a wide variety of investment options that includes common stock funds, tax-exempt and corporate bond funds, and money market funds (call your broker or Calvert representative for more information). We make it easy for you to purchase shares in other Calvert funds if your investment goals change.

Complete and sign an account application, taking care to register your new account in the same name and taxpayer identification number as your existing Calvert account(s). Exchange instructions may then be given by telephone if telephone redemptions have been authorized and the shares are not in certificate form.

Before you make an exchange, please note the following: Each exchange represents the sale of shares of one Fund and the purchase of shares of another. Therefore, you could realize a taxable gain or loss.

Shares may only be exchanged for Class I shares of another Calvert Fund.

Exchange requests will not be accepted on any day Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

Each Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

MARKET TIMING POLICY

In general, the Funds are designed for long-term investment. Accordingly, Calvert has adopted policies and procedures in an effort to detect and prevent market timing in its Funds. Market timing typically involves frequent, short-term trading of Fund shares, that, in Calvert's opinion, may have a disruptive effect on the management of the Fund, drive up transaction costs for the Fund, and/or otherwise adversely affect the Fund and its shareholders. In addition to the right of each Fund to impose redemption fees on short-term trading, Calvert may reject any purchase or exchange request we believe to be market timing. Each Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of any Fund; or withdraw all or any part of the offering made by this prospectus.

ELECTRONIC DELIVERY OF PROSPECTUSES AND SHAREHOLDER REPORTS

You may request to receive electronic delivery of prospectuses and annual and semi-annual reports.

COMBINED GENERAL MAILINGS (Householding)

Multiple accounts with the same social security number will receive one mailing per household of information such as prospectuses and semi-annual and annual reports. Call customer service at 800-368-2745 to request further grouping of accounts to receive fewer mailings, or to request that each account still receive a separate mailing. Separate statements will be generated for each separate account and will be mailed in one envelope for each combination above.

....

SPECIAL SERVICES AND CHARGES

Each Fund pays for shareholder services but not for special services that are required by a few shareholders, such as a request for a historical transcript of an account. You may be required to pay a fee for these special services.

....

MINIMUM ACCOUNT BALANCE

Please maintain a balance in each of your Fund accounts of at least $1,000,000 per Fund. If due to redemptions, the account falls below the minimum, your account may be closed and the proceeds mailed to the address of record. You will be given a notice that your account is below the minimum and will be closed, or moved to Class A (at NAV) after 30 days if the balance is not brought up to the required minimum amount.

DIVIDENDS, CAPITAL GAINS AND TAXES

Each Fund pays dividends from its net investment income as shown below. Net investment income consists of interest income, net short-term capital gains, if any, and dividends declared and on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Funds do not anticipate making any such distributions unless available capital loss carryovers have been used or have expired. Dividend and distribution payments will vary between classes.

Calvert Income	Paid monthly
Calvert Short Duration Income	Paid monthly
CSIF Bond	Paid monthly
CSIF Balanced	Paid quarterly
CSIF Equity	Paid annually
Calvert Social Index Fund	Paid annually
CSIF Enhanced Equity	Paid annually
Calvert Large Cap Growth	Paid annually
Capital Accumulation	Paid annually
CWVF International Equity	Paid annually
Calvert New Vision Small Cap	Paid annually

....

Dividend Payment Options

Dividends and any distributions are automatically reinvested in the same Fund at NAV, unless you elect to have amounts of $10 or more paid to you by wire to a predesignated bank account. Dividends and distributions from any Calvert Fund may be automatically invested in an identically registered account in any other Calvert Fund at NAV. If reinvested in the same account, new shares will be purchased at NAV on the reinvestment date, which is generally 1 to 3 days prior to the payment date. You must notify the Funds in writing to change your payment options.

Buying a Dividend

At the time of purchase, the share price of each class may reflect undistributed income, capital gains or unrealized appreciation of securities. Any income or capital gains from these amounts which are later distributed to you are fully taxable. On the record date for a distribution, share value is reduced by the amount of the distribution. If you buy shares just before the record date ("buying a dividend") you will pay the full price for the shares and then receive a portion of the price back as a taxable distribution.

....

Federal Taxes

In January, each Fund will mail you Form 1099-DIV indicating the federal tax status of dividends and any capital gain distributions paid to you during the past year. Generally, dividends and distributions are taxable in the year they are paid. However, any dividends and distributions paid in January but declared during the prior three months are taxable in the year declared. Dividends and distributions are taxable to you regardless of whether they are taken in cash or reinvested. Dividends, including short-term capital gains, are taxable as ordinary income. Distributions from long-term capital gains are taxable as long-term capital gains, regardless of how long you have owned shares.

You may realize a capital gain or loss when you sell or exchange shares. This capital gain or loss will be short- or long-term, depending on how long you have owned the shares which were sold. In January, these Funds will mail you Form 1099-B indicating the total amount of all sales, including exchanges. You should keep your annual year-end account statements to determine the cost (basis) of the shares to report on your tax returns.

....

Other Tax Information

In addition to federal taxes, you may be subject to state or local taxes on your investment, depending on the laws in your area. You will be notified to the extent, if any, that dividends reflect interest received from U.S. government securities. Such dividends may be exempt from certain state income taxes.

....

Taxpayer Identification Number

If we do not have your correct Social Security or Taxpayer Identification Number ("TIN") and a signed certified application or Form W-9, Federal law requires us to withhold 28% of your reportable dividends, and possibly 28% of certain redemptions. In addition, you may be subject to a fine by the Internal Revenue Service. You will also be prohibited from opening another account by exchange. If this TIN information is not received within 60 days after your account is established, your account may be redeemed (closed) at the current NAV on the date of redemption. Calvert reserves the right to reject any new account or any purchase order for failure to supply a certified TIN.

HOW TO SELL SHARES

You may redeem all or a portion of your shares on any day your Fund is open for business. Your shares will be redeemed at the next NAV calculated after your redemption request is received by the transfer agent in good order (less any applicable redemption fee). The proceeds will normally be sent to you on the next business day, but if making immediate payment could adversely affect your Fund, it may take up to seven (7) days to make payment. The Funds have the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the net asset value of the affected Fund, whichever is less. The Fund reserves the right to suspend or postpone redemptions during any period when: (a) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed all day for other than customary weekend and holiday closings; (b) the SEC has granted an order to the Fund permitting such suspension; or (c) an emergency, as determined by the SEC, exists, making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable. Please note that there are some federal holidays, however, such as Columbus Day and Veterans' Day, when the NYSE is open and the Fund is open but redemptions cannot be mailed or wired because the post offices and banks are closed.

Request in "Good Order"

All redemption requests must be received by the transfer agent in "good order." This means that your request must include:

• The Fund name and account number
• The amount of the transaction (in dollars or shares).
• Signatures of all owners exactly as registered on the account (for mail requests).
• Signature guarantees (if required).*
• Any supporting legal documentation that may be required.
• Any outstanding certificates representing shares to be redeemed.

*For instance, a signature guarantee must be provided by all registered account shareholders when redemption proceeds are sent to a different person or address. A signature guarantee can be obtained from most commercial and savings banks, credit unions, trust companies, or member firms of a U.S. stock exchange. Please note: Notarization is not the equivalent of a signature guarantee.

Transactions are processed at the next determined share price after the transfer agent has received all required information.

Follow these suggestions to ensure timely processing of your redemption request:

By Telephone - call 800-368-2745

You may redeem shares from your account by telephone and have your money wired to an address or bank you have previously authorized. Class I redemptions must be made by wire.

If you want the money to be wired to a bank not previously authorized, then a voided bank check must be provided. To add instructions to wire to a destination not previously established, or if you would like funds sent to a different address or another person, your letter must be signature guaranteed.

Redemption Fee

Each Fund charges a 2% redemption fee on redemptions, including exchanges, within 5 days of purchase into that Fund.

The redemption fee will be waived in the following circumstances:

• Accounts of foundations, endowments, state and local governments, and those that use consultants.

• Redemption upon the death or disability of the shareholder, plan participant, or beneficiary.[1]

• Minimum required distributions from retirement plan accounts for shareholders $70 \frac{1}{2}$ and older. The maximum amount subject to this waiver is based only upon the shareholder's Calvert retirement accounts.

• The return of an excess contribution or deferral amounts, pursuant to sections 408(d)(4) or (5), 401(k)(8), 402(g)(2), or 401(m)(6) of the Internal Revenue Code.

• Involuntary redemptions of accounts under procedures set forth by the Fund's Board of Trustees/Directors.

• Redemption for the reallocation of purchases received under a systematic investment plan, or by a discretionary platform for mutual fund wrap programs for rebalancing purposes.

1 "Disability" means a total disability as evidenced by a determination by the federal Social Security Administration.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Funds' financial performance for the past five (5) fiscal years (or if shorter, the period of the Fund's operations). The Funds' fiscal year end is September 30. Certain information reflects financial results for a single share, by Fund and Class. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information has been derived from the Fund's financial statements, which for 2002 and 2003 were audited by KPMG LLP. Their report, along with a Fund's financial statements, is included in the Fund's annual report, which is available upon request. The information for years presented prior to September 30, 2002 has been audited by other auditors.

BALANCED PORTFOLIO
FINANCIAL HIGHLIGHTS

	PERIODS ENDED		
CLASS I SHARES	JUNE 30, 2003 *(w)*	SEPTEMBER 30, 2002	SEPTEMBER 30 2001
Net asset value, beginning	**$21.33**	**$24.35**	**$33.10**
Income from investment operations			
Net investment income	.38	.68	.94
Net realized and unrealized gain (loss)	2.49	(3.01)	(6.31)
Total from investment operations	2.87	(2.33)	(5.37)
Distributions from			
Net investment income	(.33)	(.69)	(.98)
Net realized gains	—	—	(2.40)
Total distributions	(.33)	(.69)	(3.38)
Total increase (decrease) in net asset value	2.54	(3.02)	(8.75)
Net asset value, ending	**$23.87**	**$21.33**	**$24.35**
Total return*	13.63%	(9.87%)	(17.33%)
Ratios to average net assets:			
Net investment income	2.25%	2.77%	3.55%
Total expenses	.72%	.72%	.67%
Expenses before offsets	.72%	.72%	.67%
Net expenses	.72%	.71%	.66%
Portfolio turnover	140%	192%	214%
Net assets, ending (in thousands)	**$0**	**$26,612**	**$29,399**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999^^^
Net asset value, beginning	**$32.13**	**$32.52**
Income from investment operations		
Net investment income	.88	.52
Net realized and unrealized gain (loss)	3.12	(.35)
Total from investment operations	4.00	.17
Distributions from		
Net investment income	(.99)	(.56)
Net realized gains	(2.04)	—
Total distributions	(3.03)	(.56)
Total increase (decrease) in net asset value	.97	(.39)
Net asset value, ending	**$33.10**	**$32.13**
Total return*	12.97%	.52%
Ratios to average net assets:		
Net investment income	2.97%	2.54% (a)
Total expenses	.71%	.74% (a)
Expenses before offsets	.71%	.74% (a)
Net expenses	.69%	.73% (a)
Portfolio turnover	184%	175%
Net assets, ending (in thousands)	**$49,530**	**$13,458**

EQUITY PORTFOLIO
FINANCIAL HIGHLIGHTS

	YEARS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$24.12**	**$27.91**
Income from investment operations		
Net investment income	.05	.08
Net realized and unrealized gain (loss)	5.79	(2.99)
Total from investment operations	5.84	(2.91)
Distributions from		
Net realized gains	(.02)	(.88)
Total increase (decrease) in net asset value	5.82	(3.79)
Net asset value, ending	**$29.94**	**$24.12**
Total return*	24.24%	(11.17%)
Ratios to average net assets:		
Net investment income	.32%	.36%
Total expenses	.70%	.81%
Expenses before offsets	.70%	.80%
Net expenses	.70%	.80%
Portfolio turnover	29%	28%
Net assets, ending (in thousands)	**$62,951**	**$8,844**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000 #
Net asset value, beginning	**$33.15**	**$28.64**
Income from investment operations		
Net investment income	.11	.05
Net realized and unrealized gain (loss)	(3.72)	6.29
Total from investment operations	(3.61)	6.34
Distributions from		
Net realized gains	(1.63)	(1.83)
Total increase (decrease) in net asset value	(5.24)	4.51
Net asset value, ending	**$27.91**	**$33.15**
Total return*	(11.49%)	23.10%
Ratios to average net assets:		
Net investment income	.36%	.16% (a)
Total expenses	1.07%	1.18% (a)
Expenses before offsets	.82%	.86% (a)
Net expenses	.80%	.80% (a)
Portfolio turnover	43%	49%
Net assets, ending (in thousands)	**$2,501**	**$2,826**

CALVERT SOCIAL INDEX FUND
FINANCIAL HIGHLIGHTS

	YEARS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$7.56**	**$9.73**
Income from investment operations		
Net investment income	.09	.06
Net realized and unrealized gain (loss)	2.06	(2.18)
Total from investment operations	2.15	(2.12)
Distributions from:		
Net investment income	(.04)	(.05)
Total distributions	(.04)	(.05)
Total increase (decrease) in net asset value	2.11	(2.17)
Net asset value, ending	**$9.67**	**$7.56**
Total return*	28.46%	(21.99%)
Ratios to average net assets:		
Net investment income	1.01%	.73%
Total expenses	1.19%	1.20%
Expenses before offsets	.39%	.39%
Net expenses	.38%	.38%
Portfolio turnover	7%	9%
Net assets, ending (in thousands)	**$4,518**	**$3,622**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000###
Net asset value, beginning	**$14.81**	**$15.00**
Income from investment operations		
Net investment income	.08	.03
Net realized and unrealized gain (loss)	(5.12)	(.22)
Total from investment operations	(5.04)	(.19)
Distributions from:		
Net investment income	(.04)	—
Total distributions	(.04)	—
Total increase (decrease) in net asset value	(5.08)	(.19)
Net asset value, ending	**$9.73**	**$14.81**
Total return*	(34.08%)	(1.27%)
Ratios to average net assets:		
Net investment income	.72%	.77% (a)
Total expenses	1.18%	1.21% (a)
Expenses before offsets	.48%	.62% (a)
Net expenses	.38%	.38% (a)
Portfolio turnover	13%	10%
Net assets, ending (in thousands)	**$4,249**	**$19,750**

ENHANCED EQUITY PORTFOLIO
FINANCIAL HIGHLIGHTS

	PERIODS ENDED		
CLASS I SHARES	JANUARY 18, 2002 †	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000
Net asset value, beginning	**$14.84**	**$20.04**	**$16.89**
Income from investment operations			
Net investment income	.02	.07	.07
Net realized and unrealized gain (loss)	1.62	(5.13)	3.13
Total from investment operations	1.64	(5.06)	3.20
Distributions from			
Net investment income	—	—	(.05)
Net realized gain	—	(.14)	—
Total increase (decrease) in net asset value	1.64	(5.20)	3.15
Net asset value, ending	**$16.48**	**$14.84**	**$20.04**
Total return*	11.08%	(25.40%)	18.94%
Ratios to average net assets:			
Net investment income	.53% (a)	.38%	.37%
Total expenses	1,022.38%(a)	1.00%	.95%
Expenses before offsets	.77% (a)	.82%	.83%
Net expenses	.75% (a)	.75%	.75%
Portfolio turnover	10%	39%	43%
Net assets, ending (in thousands)	**$0**	**$1**	**$22,163**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 1999	SEPTEMBER 30, 1998 ^^
Net asset value, beginning	**$13.54**	**$15.00**
Income from investment operations		
Net investment income	.11	.04
Net realized and unrealized gain (loss)	3.29	(1.50)
Total from investment operations	3.40	(1.46)
Distributions from		
Net investment income	(.05)	--
Total increase (decrease) in net asset value	3.35	(1.46)
Net asset value, ending	**$16.89**	**$13.54**
Total return*	25.09%	(9.73%)
Ratios to average net assets:		
Net investment income	.65%	.54% (a)
Total expenses	.91%	1.03% (a)
Expenses before offsets	.81%	.81% (a)
Net expenses	.75%	.75% (a)
Portfolio turnover	56%	27%
Net assets, ending (in thousands)	**$18,652**	**$14,897**

CALVERT LARGE CAP GROWTH
FINANCIAL HIGHLIGHTS

	PERIODS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002	SEPTEMBER 30, 2001**
Net asset value, beginning	**$16.44**	**$19.30**	**$23.37**
Income from investment operations			
Net investment income (loss)	(.10)	(.01)	—
Net realized and unrealized gain (loss)	5.12	(2.85)	(4.07)
Total from investment operations	5.02	(2.86)	(4.07)
Distributions from			
Net realized gain	—	—	—
Total distributions	—	—	—
Total increase (decrease) in net asset value	5.02	(2.86)	(4.07)
Net asset value, ending	**$21.46**	**$16.44**	**$19.30**
Total return*	30.54%	(14.82%)	(17.42%)
Ratios to average net assets:			
Net investment income (loss)	(.46%)	(.05%)	(.02%) (a)
Total expenses	2.07%	1.81%	2.13% (a)
Expenses before offsets	1.10%	.82%	.79% (a)
Net expenses	1.08%	.79%	.70% (a)
Portfolio turnover	78%	71%	31%
Net assets, ending (in thousands)	**$3,828**	**$3,574**	**$5,043**

	YEARS ENDED		
CLASS I SHARES	JUNE 30, 2001	JUNE 30, 2000	JUNE 30, 1999
Net asset value, beginning	**$36.09**	**$26.45**	**$21.14**
Income from investment operations			
Net investment income	.01	(.12)	(.14)
Net realized and unrealized gain (loss)	(9.12)	10.03	5.62
Total from investment operations	(9.11)	9.91	5.48
Distributions from			
Net investment income	—	—	—
Net realized gain	(3.61)	(.27)	(.17)
Total distributions	(3.61)	(.27)	(.17)
Total increase (decrease) in net asset value	(12.72)	9.64	5.31
Net asset value, ending	**$23.37**	**$36.09**	**$26.45**
Total return*	(27.80%)	37.60%	26.20%
Ratios to average net assets:			
Net investment income (loss)	.02%	(.37%)	(.60%)
Total expenses	2.05%	2.13%	2.13%
Expenses before offsets	1.10%	1.50%	1.50%
Net expenses	1.06%	1.50%	1.50%
Portfolio turnover	122%	71%	58%
Net assets, ending (in thousands)	**$6,208**	**$7,385**	**$2,820**

CALVERT CAPITAL ACCUMULATION
FINANCIAL HIGHLIGHTS

| | PERIODS ENDED | | |
CLASS I SHARES	SEPTEMBER 30, 2003 ††	JANUARY 18, 2002 †	SEPTEMBER 30, 2001
Net asset value, beginning	**$18.79**	**$20.84**	**$36.84**
Income from investment operations			
Net investment income (loss)	(.03)	(.05)	(.23)
Net realized and unrealized gain (loss)	1.12	4.20	(10.53)
Total from investment operations	1.09	4.15	(10.76)
Distributions from			
Net realized gain	—	(.01)	(5.24)
Total distributions	—	(.01)	(5.24)
Total increase (decrease) in net asset value	1.09	4.14	(16.00)
Net asset value, ending	**$19.88**	**$24.98**	**$20.84**
Total return*	5.80%	19.92%	(34.61%)
Ratios to average net assets:			
Net investment income (loss)	(0.50%) (a)	(0.64%) (a)	(0.67%)
Total expenses	1.23% (a)	,316.21%(a)	33.47%
Expenses before offsets	.87% (a)	.80% (a)	2.19%
Net expenses	.86% (a)	.80% (a)	.80%
Portfolio turnover	66%	9%	71%
Net assets, ending (in thousands)	**$529**	**$0**	**$1**

| | PERIODS ENDED | |
CLASS I SHARES	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999^^^
Net asset value, beginning	**$25.99**	**$26.18**
Income from investment operations		
Net investment income (loss)	(.12)	(.08)
Net realized and unrealized gain (loss)	11.48	(.11)
Total from investment operations	11.36	(.19)
Distributions from		
Net realized gain	(.51)	—
Total distributions	(.51)	—
Total increase (decrease) in net asset value	10.85	(.19)
Net asset value, ending	**$36.84**	**$25.99**
Total return*	44.25%	(.73%)
Ratios to average net assets:		
Net investment income (loss)	(0.39%)	(.50%) (a)
Total expenses	1.20%	1.24% (a)
Expenses before offsets	.86%	.85% (a)
Net expenses	.80%	.80% (a)
Portfolio turnover	116%	88%
Net assets, ending (in thousands)	**$108**	**$2,547**

CALVERT WORLD VALUES INTERNATIONAL EQUITY
FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002	SEPTEMBER 30, 2001
Net asset value, beginning	**$12.38**	**$13.97**	**$22.03**
Income from investment operations			
Net investment income	.22	.16	.18
Net realized and unrealized gain (loss)	2.63	(1.67)	(6.86)
Total from investment operations	2.85	(1.51)	(6.68)
Distributions from:			
Net investment income	(.06)	—	—
Net realized gains	—	(.08)	(1.38)
Total distributions	(.06)	(.08)	(1.38)
Total increase (decrease) in net asset value	2.79	(1.59)	(8.06)
Net asset value, ending	**$15.17**	**$12.38**	**$13.97**
Total return*	23.12%	(10.93%)	(32.25%)
Ratios to average net assets:			
Net investment income (loss)	1.65%	1.05%	1.09%
Total expenses	1.39%	1.27%	1.19%
Expenses before offsets	1.09%	1.06%	1.07%
Net expenses	1.09%	1.05%	1.05%
Portfolio turnover	71%	106%	93%
Net assets, ending (in thousands)	**$18,026**	**$5,943**	**$22,085**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999^
Net asset value, beginning	**$21.99**	**$19.91**
Income from investment operations		
Net investment income	.16	.15
Net realized and unrealized gain (loss)	.84	1.93
Total from investment operations	1.00	2.08
Distributions from:		
Net realized gains	(.96)	—
Total distributions	(.96)	—
Total increase (decrease) in net asset value	.04	2.08
Net asset value, ending	**$22.03**	**$21.99**
Total return*	4.10%	10.45%
Ratios to average net assets:		
Net investment income (loss)	.90%	1.19% (a)
Total expenses	1.28%	1.53% (a)
Expenses before offsets	1.12%	1.09% (a)
Net expenses	1.05%	1.05% (a)
Portfolio turnover	76%	82%
Net assets, ending (in thousands)	**$10,114**	**$3,006**

CALVERT NEW VISION SMALL CAP
FINANCIAL HIGHLIGHTS

	PERIODS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2003 (z)	MARCH 12, 2003 (y)	JANUARY 18, 2002 †
Net asset value, beginning	**$16.20**	**$13.25**	**$15.76**
Income from investment operations			
Net investment income (loss)	—	—	(.02)
Net realized and unrealized gain (loss)	.26	(1.29)	2.16
Total from investment operations	.26	(1.29)	2.14
Distributions from			
Net realized gain	—	—	(.37)
Total distributions	—	—	(.37)
Total increase (decrease) in net asset value	.26	(1.29)	1.77
Net asset value, ending	**$16.46**	**$11.96**	**$17.53**
Total return*	1.60%	(9.74%)	13.58%
Ratios to average net assets:			
Net investment income (loss)	(0.11%) (a)	(.31%) (a)	(.35%) (a)
Total expenses	1.01% (a)	1.12% (a)	,179.31% (a)
Expenses before offsets	.93% (a)	.93% (a)	.70% (a)
Net expenses	.92% (a)	.92% (a)	.70% (a)
Portfolio turnover	5%	9%	11%
Net assets, ending (in thousands)	**$1,130**	**$0**	**$0**

	PERIODS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999^^^
Net asset value, beginning	**$18.77**	**$13.57**	**$12.20**
Income from investment operations			
Net investment income (loss)	.04	(.03)	.03
Net realized and unrealized gain (loss)	(1.63)	5.23	1.34
Total from investment operations	(1.59)	5.20	1.37
Distributions from			
Net realized gain	(1.42)	—	—
Total distributions	(1.42)	—	—
Total increase (decrease) in net asset value	(3.01)	5.20	1.37
Net asset value, ending	**$15.76**	**$18.77**	**$13.57**
Total return*	(8.65%)	38.32%	11.23%
Ratios to average net assets:			
Net investment income (loss)	.25%	(.14%)	.36% (a)
Total expenses	64.09%	1.64%	1.87% (a)
Expenses before offsets	3.71%	.98%	.93% (a)
Net expenses	.82%	.82%	.82% (a)
Portfolio turnover	66%	113%	68%
Net assets, ending (in thousands)	**$1**	**$46**	**$1,314**

BOND PORTFOLIO
FINANCIAL HIGHLIGHTS

CLASS I SHARES	YEARS ENDED	
	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$15.81**	**$16.39**
Income from investment operations		
Net investment income	.67	.87
Net realized and unrealized gain (loss)	.66	.02
Total from investment operations	1.33	.89
Distributions from		
Net investment income	(.65)	(.91)
Net realized gains	(.20)	(.56)
Total distributions	(.85)	(1.47)
Total increase (decrease) in net asset value	.48	(.58)
Net asset value, ending	**$16.29**	**$15.81**
Total return*	8.74%	5.83%
Ratios to average net assets:		
Net investment income	4.14%	5.44%
Total expenses	.61%	.69%
Expenses before offsets	.61%	.61%
Net expenses	.60%	.60%
Portfolio turnover	395%	607%
Net assets, ending (in thousands)	**$17,527**	**$12,764**

CLASS I SHARES	PERIODS ENDED	
	SEPTEMBER 30, 2001	SEPTEMBER 30, 2000####
Net asset value, beginning	**$15.39**	**$15.56**
Income from investment operations		
Net investment income	1.11	.60
Net realized and unrealized gain (loss)	.99	(.18)
Total from investment operations	2.10	.42
Distributions from		
Net investment income	(1.10)	(.59)
Total increase (decrease) in net asset value	1.00	(.17)
Net asset value, ending	**$16.39**	**$15.39**
Total return*	14.12%	2.83%
Ratios to average net assets:		
Net investment income	6.82%	7.85% (a)
Total expenses	1.28%	1.19% (a)
Expenses before offsets	.62%	.65% (a)
Net expenses	.60%	.60% (a)
Portfolio turnover	955%	1,011%
Net assets, ending (in thousands)	**$1,473**	**$1,028**

CALVERT INCOME FUND
FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002	SEPTEMBER 30, 2001
Net asset value, beginning	**$16.13**	**$17.46**	**$16.63**
Income from investment operations			
Net investment income	.89	1.06	1.22
Net realized and unrealized gain (loss)	1.49	(.66)	.97
Total from investment operations	2.38	.40	2.19
Distributions from			
Net investment income	(.88)	(1.11)	(1.20)
Net realized gain	(.10)	(.62)	(.16)
Total distributions	(.98)	(1.73)	(1.36)
Total increase (decrease) in net asset value	1.40	(1.33)	.83
Net asset value, ending	**$17.53**	**$16.13**	**$17.46**
Total return*	15.31%	2.46%	13.81%
Ratios to average net assets:			
Net investment income	5.22%	6.70%	7.40%
Total expenses	.57%	.61%	.68%
Expenses before offsets	.57%	.61%	.68%
Net expenses	.56%	.60%	.66%
Portfolio turnover	1,046%	1,540%	2,645%
Net assets, ending (in thousands)	**$54,842**	**$33,782**	**$14,311**

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2000	SEPTEMBER 30, 1999 ^^^
Net asset value, beginning	**$17.06**	**$16.73**
Income from investment operations		
Net investment income	1.26	.63
Net realized and unrealized gain (loss)	(.21)	.34
Total from investment operations	1.05	.97
Distributions from		
Net investment income	(1.23)	(.64)
Net realized gain	(.25)	—
Total distributions	(1.48)	(.64)
Total increase (decrease) in net asset value	(.43)	.33
Net asset value, ending	**$16.63**	**$17.06**
Total return*	6.48%	5.83%
Ratios to average net assets:		
Net investment income	7.78%	6.37% (a)
Total expenses	.82%	1.07% (a)
Expenses before offsets	.75%	.81% (a)
Net expenses	.72%	.72% (a)
Portfolio turnover	3,264%	3,454%
Net assets, ending (in thousands)	**$13,954**	**$6,442**

CALVERT SHORT DURATION INCOME FUND
FINANCIAL HIGHLIGHTS

	PERIODS ENDED	
CLASS I SHARES	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002 ^^^^
Net asset value, beginning	**$15.97**	**$15.40**
Income from investment operations		
Net investment income	.46	.41
Net realized and unrealized gain	1.01	.54
Total from investment operations	1.47	.95
Distributions from:		
From net investment income	(.45)	(.38)
Net realized gain	(.38)	—
Total distributions	(.83)	(.38)
Total increase (decrease) in net asset value	.64	.57
Net asset value, ending	**$16.61**	**$15.97**
Total return*	9.53%	6.27%
Ratios to average net assets:		
Net investment income	2.88%	4.22% (a)
Total expenses	.65%	.76% (a)
Expenses before offsets	.65%	.76% (a)
Net expenses	.63%	.75% (a)
Portfolio turnover	2,078%	1,777%
Net assets, ending (in thousands)	**$27,188**	**$18,807**

(a) *Annualized*

(w) *The last remaining shareholder in Class I redeemed on June 30, 2003.*

(y) *Class I shares resumed on January 30, 2003 when the Calvert Social Investment Fund's Technology Portfolio merged into the Calvert New Vision Small Cap Fund. Subsequently, the last remaining shareholder redeemed on March 12, 2003.*

(z) *Class I shares resumed upon shareholder investment on July 31, 2003.*

^   *From April 1, 1999 inception.*
^^ *From April 15, 1998 inception.*
^^^ *From March 1, 1999 inception.*
^^^^ *From February 27, 2002 inception.*

From November 1, 1999 inception.
From June 30, 2000 inception.
From March 31, 2000 inception.

*   *Total return is not annualized for periods less than one year.*
** *Three month audited period.*

†   *The last remaining shareholder in Class I redeemed on January 18, 2002.*
†† *Class I shares resumed upon shareholder investment on June 3, 2003.*

To Open an Institutional (Class I) Account:

800-327-2109

Performance and Prices:

www.calvert.com
Calvert Information Network
24 hours, 7 days a week
800-368-2745

Service for Existing Accounts:

Shareholders 800-327-2109

TDD for Hearing-Impaired:

800-541-1524

Calvert Office:

4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Registered, Certified or Overnight Mail:

Calvert
c/o BFDS
330 West 9th Street
Kansas City, MO 64105

Calvert Web-Site

www.calvert.com

PRINCIPAL UNDERWRITER

Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

For investors who want more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about each Fund's investments is available in the Fund's Annual and Semi-Annual reports to shareholders. In each Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI for each Fund provides more detailed information about the Fund and is incorporated into this prospectus by reference.

You can get free copies of reports and SAIs, request other information and discuss your questions about the Funds by contacting your financial professional, or the Funds at:

Calvert
4550 Montgomery Ave., Suite 1000N
Bethesda, MD 20814

Telephone: 1-800-327-2109

Calvert Web-Site
www.calvert.com

You can review information about the Fund at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

Investment Company Act file:
no. 811-3334 (CSIF)
no. 811- 06563 (CWVF International Equity and Capital Accumulation)
no. 811- 3416 (New Vision Small Cap, Calvert Income and Calvert Short Duration Income)
no. 811-09877 (Calvert Social Index Fund)
no. 811-10045 (Calvert Large Cap Growth)